UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of                                                   May 2010

WESTBRIDGE ENERGY CORPORATION

(Name of Registrant)

1687 West Broadway #200, Vancouver, British Columbia  V6J 1X2

Executive Offices

1.  Press Release: May 26, 2010

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ___     No xxx

May 26, 2010

Press Release

Westbridge to transition to IFRS

Terminates Registration in US

Westbridge Energy Corporation

TSX-V: WEB (OTCBB:WEGYF)

Westbridge Energy Corporation (“Company”), as part of its efforts to transition to International Financial Reporting Standards (“IFRS”) as required under Canadian policies, intents to voluntarily terminate the registration of its common shares (the "Termination") under the United States Securities Exchange Act of 1934 (the "1934 Act").  The Company intends to file a Form 15F with the United States Securities and Exchange Commission, and its reporting obligations under the 1934 Act, including Form 6-K and Form 20-F (which necessitates reconciliation to US Accounting Standards), will be suspended immediately upon filing.  The Termination will become effective 90 days thereafter.  Although the Company believes it has obtained substantial benefits through its SEC registration, the current economic environment has caused the Company to review all of its expenditures and the Company will focus its efforts on the changeover to IFRS.

The Company is current with all reporting requirements under the Securities Exchange Act of 1934 and is not currently listed on any U.S. exchange.  The Company’s common shares will continue to trade in Canada on the TSX Venture Exchange under the symbol "WEB".

The Company continues to review various opportunities to participate in oil & gas exploration and development projects.

ON BEHALF OF THE BOARD

Mr. Martin Cotter, President & Director

CONTACT INFORMATION

Corporate

Telephone 866-939-2555

“Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Westbridge Energy Corporation -- SEC File No. 000-27768

(Registrant)

Date: May 27, 2010 By: /s/ Neal Iverson Neal Iverson, Director